INVEST IN **GRYT HEALTH, INC**

# Increasing access to new cancer treatments


GRYT
An impact-oriented patient and caregiver experience company.
GLOBAL VIRTUAL CANCER CONFERENCE

grythealth.com Rochester, NY

## Highlights

1. Over $11 million booked revenue from 20 pharmaceutical and biotech companies
2. Founded by cancer survivors and caregivers
3. Established patient community with 50 million interactions to date
4. $5 million in projected sales pipeline with 23 treatment development clients
5. $13.4 billion annual industry spend in Gryt's three service lines
6. New FDA requirements make Gryt's services critical
7. $5.5 million invested from 18 investors and 4 funds, including The Omidyar Group (founder of eBay)
8. Team of industry experts from pharma, Wall Street, tech, research, and patient advocacy

## Featured Investors

Dave Romenesko



Syndicate Lead

Follow

Invested $1,155,714

"The Tempo SPE Group manages Angel investment into 10 startups, 4 of which are in health care. Gryt provides significant assistance for patients to find solutions to their cancer diagnosis. One of our startups is using Gryt to assist in a clinical trial. I am on the Board of that startup and I recommended Gryt. It is important for investors to complete their diligence before they invest in startups. Tempo has done so and continues to invest for Gryt provides an excellent service to patients, pharma and clinical trials for new life saving drugs. Better patient outcomes comes from better patient information. That information allows pharma to better design clinicals and get life saving results."

Other investors include The Omidyar Group, Excell Partners, Michigan Capital Network, Tempo Group

## Our Team



**David Craig** Board Member & CEO

2x Testicular Cancer Survivor, Patient Experience Researcher and Pharma Executive



**Shelley Nolden** Board Chair & Angel Investor

Leukemia Survivor, Founding Member of a Wall Street Firm



**Brad Love** Board Member & Chief Culture Officer

Associate Director, Center for Health Communication, University of Texas



**Gryt Staff** Board Member & Chief Technology Officer

Cancer Caregiver, Stupid Cancer Co-Founder



**Bill Walsh** Chief Financial Officer

Cancer Survivor, Former General Motors Financial Analyst



**Uma Rana** Chief of Strategic Partnerships

Pharma Executive in Digital Health, Transformation & Strategy


GRYT

**David Aleksandrowicz** Chief Information Officer

Cancer Caregiver, Entrepreneur and Software Developer



**Sheila Thorne** Board Member

Expertise in designing and implementing multicultural marketing campaigns for the pharmaceutical, biotech and medical device industry



Guy Boike, MD Board Member

Dr. Boike has over 40 years of experience in gynecological cancer treatment and has been published in many peer-reviewed publications and research studies.

## About Gryt Health

Gryt Health ('grit') amplifies voices to improve health outcomes. Gryt is a healthtech company owned by survivors and caregivers. By always putting the patient experience first, we work to improve medicine development, access to equitable care and outcomes for all. Visit **grythealth.com** to learn more.

Through our innovative, patient engagement platform, Gryt provides clinical trial patient activation, patient experience research, and patient engagement services to the majority of the Top 10 global pharmaceutical companies. Additionally, we work with clinical research organizations, life sciences and biotech companies who are leading cutting edge new treatment development.

**View slides in a new window**



We named our company
Gryt
because of Shelley.
While battling leukemia,
Shelley wrote:
"Because of the ongoing nature of treatment, cancer patients have true grit forced upon them"
Shelley Nolden, Former Big Ten Swimmer,
Gryt Co-Founder



David Craig, CEO & Co-Founder
Dave had two cancer diagnoses in his twenties, and then was a caregiver to his father through bladder cancer.
...His father's medical team never informed them of clinical trials until his treatment failed.
By the time they got to Roswell Cancer Center for screening, his dad was too sick to qualify.
Even as a pharmaceutical researcher and cancer survivor, Dave was unable to navigate the system to help his father.
Unwilling to accept a status quo that wasn't working,Gryt's Co-Founders assembled a team of industry experts, patient advocates and survivors like them to create a solution...
for patients and for the pharmaceutical industry.
"Gryt" is empowering...
Patients to navigate their diagnosis
&
Improve medicine development and access for everyone.
2




We're creating a future where
Every patient knows about
New, life-saving treatments
and can be engaged where and when they choose...
Because we didn't have that.
GRYT HEALTH


Shelley Nolden, Former Big Ten Swimmer, Gryt Co-Founder
Pharmaceutical companies face challenges that prevent patients from learning about new advancements in medicine.
Patients aren't informed about new treatments because their hospital isn't running that specific clinical trial (like Shelley and Dave's dad).
Other patients aren't made aware of new precision treatments because their doctor isn't familiar with it yet or doesn't run the test needed.
These are among the challenges pharmaceutical companies face and are now working with Gryt to solve.
4


85% of cancer patients have a 10% higher chance of dying in the first year...
than patients treated at Cancer Centers, which have greater access to new treatments.
Source: Patients Treated at Cancer Centers Live Longer
"I have battled Metastatic Refractory Thyroid Cancer for 3 years. Two other women in my family had it as well. I keep asking if there might be a link, but my local geneticist keeps telling me the research isn't there yet".
This is the response we received from a patient using the Gryt platform after we informed her of a new treatment that her medical team didn't tell her about
Location of Cancer Treatment
For U.S. Patients
15%, Cancer Center
85%, Community Hospital
5

**Source**


Gryt's platform gives patients a way to learn and engage on their terms
New FDA regulations create the need to include "patient experience" in medicine development
The Patient
Gryt Platform
Pharma Partner
Treatment and Clinical Trial Information
Treatment and Clinical Trial Information
Gryt
Patient Experience Data
Patient Experience Data

Source: Patient-Focused Drug Development

Patients determine when and how their information is used

**Partnership**

People opt-in (choose) when and how they want to be involved

**Transparency**

Gryt shares who we're working with and how their information will be utilized

**Relationship**

Gryt provides follow-up to patients who participate so they know how they're directly improving the treatment and care of others like them


Trust means respecting patients
Proceed
Decline

# Gryt is...

Gryt has credibility with patients and Pharma becuase **we've been in their shoes**

...having cancer cells removed three times before the age of 30 and living with a chronic illness while supporting other family members struggling with their cancer diagnoses.

Rebuilding your identity as: The Cool Aunt, Dog Mom, Mentor, Medical Anthropologist in Health Outcomes

...being your dad's primary caregiver through cancer in your teens and almost not graduating high school.

Rebuilding your identity as: Father, Husband, Advocate, Contributor to Forbes, Technology Expert

...getting diagnosed with stage 3 colon cancer and a PalB2 genetic mutation in your 20s. Going through chemo-induced menopause. Unable to find connection or support that reflected my experience

Rebuilding your identity as: Survivor, Advocate, Wife, and most importantly Mom

... being your father's caregiver while battling metastatic stage 4 neuroendocrine tumor who was misdiagnosed numerous times

Rebuilding your identity as: Daughter, Mom, and Pharmaceutical Digital Transformation Executive

Rebuilding your identity as: Husband, Dad, Austin Cyclist, Ph.D., Associate Director for Health Communication at University of Texas, Austin



**Amy Spindler**, SVP Outcomes & Impact

**Kenny Kano**, Co-Founder & CTO

**Jess Carroll**, Chief of Administration

**Uma Rana**, Chief of Strategic Partnerships

**Dr. Brad Love**, Co-Founder & Chief Culture Officer

# Gryt

**50 million impressions**
of Gryt's content across social channels

**25 research studies**
delivered in partnership with patients

**15 peer-reviewed publications**
Posters, and abstracts at major conferences

## "I want my experience to be heard by the pharmaceutical companies



"I like using my voice to give my experience not only to people who may be going through the same situation, but I want my experience to be heard by the pharmaceutical companies, so they can improve clinical trials *so future participants don't have to experience side effects like I did.*"

Ben Hernandez, Clinical Trial Participant and Gryt Community Member

**Gryt's established client base proves top-tier clients value our human-centered model.**



Gryt has secured 80 contracts with 20 different pharmaceutical companies
$11.5 million in total contracted revenue
5x increase in Gryt's average contract over last 5 years
Pharmaceutical companies spend $13.4 billion annually in Gryt's service areas



In March, Gryt has 2024 contracted revenue of $1.3 M and $4.1 M in proposals and 11 strategic new deals in development
Currently, Gryt has 38 contracts in development with 20 pharmaceutical, biotech and life sciences companies
Over the last two years, Gryt's close rate is 40% of pipeline
We expect > $5 M in 2024
Deals by Stage (March 2024)
11 deals with 8 new clients in process
$3,720,000 in proposal development
$250,000 proposals submitted
$115,000 in contracting
$1,300,000 in 2024 contracted revenue
© Gryt Health 2024. Confidential and Proprietary
11

Future projections are not guaranteed



Gryt has raised
$5.5 M of investor capital from 18 angels and 5 funds
Gryt's ownership and employees ensure patients remain at the heart of everything we do.
Gryt Health is a portfolio company of:
BLUEWATER ANGELS
Excell
OMIDYAR GROUP
Tempo INVESTMENT ADVISORS
ROCHESTER angel network
© Gryt Health 2024. Confidential and Proprietary
12



With a strong foundation in place, Gryt's growth is
Accelerating
Completed
Technology Platform in-place
Completed 80 contracts with 20 phamaceutical clients
Established Patient Community
Established in oncology and expanding to other TA's


Recognition
cross-selling & scalable sales
Successful and improve recruiting techniques
Compelling case studies across business lines
Talented team in place established best practices
Growth Potential
Scaling our business model through Technology / AI
Working with existing clients in new service & disease areas (cross-selling)
Expand to adjacent sectors in healthcare (payor, pharmacy, etc.)
Further penetration in oncology and expansion into other disease areas
Expand platform user base in high priority other regions
© Gryt Health 2024: Confidential and Proprietary
13


Proceeds from this raise will scale Gryt's proven business model
We're on track to double revenue in 2024 and double again in 2025.
Allocation of Proceeds
15%, Back Office Support
30% New Business
25% Technology & Operations infrastructure Enhancements
30% Core Business Growth
Completed
$3.0 M planned round
$1.5 M already raised
© Gryt Health 2024: Confidential and Proprietary
14

Future projections are not guaranteed


Ways to support
Gryt
and our Mission.
Invest
Join the community
Share with your loved ones facing cancer

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